

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Via E-mail
Ms. Diane M. Morefield
Chief Financial Officer
Strategic Hotels & Resorts, Inc.
200 West Madison Street, Suite 1700
Chicago, IL 60606-3415

> **Re:** **Strategic Hotels & Resorts, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **File No. 1-32223**

Dear Ms. Morefield:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FFO, FFO-Fully Diluted, and Comparable FFO, page 53

1. We note that you reconcile Funds from Operations (FFO) from Net income (loss) attributable to SHR common shareholders. Based upon your reconciliation, it appears that FFO represents FFO attributable to common shareholders. Please revise your presentation in future filings to clearly label FFO as FFO attributable to common shareholders. Also make similar revisions to your future earnings releases filed on Form 8-K, as appropriate.

2. Please tell us the nature of the line item 'Adjustment from consolidated affiliates' in your FFO reconciliation. Additionally, please tell us how this adjustment is consistent with NAREIT defined FFO.

Item 8. Financial Statements and Supplemental Data

2. Summary of Significant Accounting Policies

Intangible Assets, page 67

3.   We note that you have recorded an intangible asset not subject to amortization in connection with the acquisition of the Hotel del Coronado. Please tell us more about the trade name and the factors you considered in determining that it has an indefinite life. In this regard, please tell us how you determined there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trade name. See ASC 350-30-35-1 through -5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 with any questions.

                                                Sincerely,

                                                /s/ Jennifer Monick

                                                Jennifer Monick
                                                Staff Accountant